Mail Stop 3561

August 6, 2007

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

   Re: Foldera, Inc.
     Amendment No. 5 to Registration Statement on Form SB-2
     Filed July 27, 2007
     File No. 333-139120

Dear Mr. Dabney:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. You indicate that 216,447 shares may be issued to the selling stockholders who participated in your October 2006 private placements. Revise to disclose under what circumstances those shares may be issued. We are under the impression that you have already paid the required 10% (in the form of 882,858 shares of common stock) due to such selling stockholders for liquidated damages and that this is the limit of the amount that is due for such purposes so we presume that these shares are expected to be issued for other purposes. Please clarify as it is not clear under what circumstances these shares will be issued.

Management's Discussion and Analysis of Operation, page 14

2. We note that you entered into an amendment to the Common Stock Purchase Agreement on July 27, 2007. Considering you mention the Common Stock Purchase Agreement in your Overview, please update this disclosure to discuss the terms of the amendment.

3. We also note that you filed a Form 8-K on July 26, 2007 disclosing the terms of a restructuring plan. Considering you mention that you anticipate "making a final decision on implementing this portion of [y]our contingency plan by the end of June 2007," please update this disclosure to discuss the terms you announced on July 23, 2007.

Quarterly Financial Statements

Note 10, page F-43

1. We note that you entered into an amendment to the common stock purchase agreement on July 27, 2007 as disclosed in Form 8-K filed August 1, 2007. Please disclose the terms of the amendment and common stock issued pursuant to the amendment.

Exhibits

2. Please file an updated consent of your independent registered public accounting firm. Refer to Item 601(b)(23) of Regulation S-B.

***

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP